Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Reporting Issuer

MAG Silver Corp. (the “Company”)

800 West Pender Street, Suite 770

Vancouver, BC V6C 2V6

Item 2.	Date of Material Change

November 28, 2017

Item 3.	News Release

A news release announcing the material change was disseminated on November 28, 2017 through Globe Newswire, and a copy was subsequently filed on SEDAR.

Item 4.	Summary of Material Changes

On November 28, 2017 the Company announced that it had completed its previously announced non-brokered private placement offering of 4,599,641 common shares of the Company (the “Common Shares”) to existing shareholders at a price of US$10.47 per Common Share for gross proceeds of US$48.16 million (the “Offering”).

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

On November 28, 2017 the Company announced that it had completed its previously announced non-brokered private placement offering of 4,599,641 Common Shares to existing shareholders at a price of US$10.47 per Common Share for gross proceeds of US$48.16 million.

The Company intends to use the net proceeds of the Offering to fund exploration and development of the Juanicipio Project and for working capital and general corporate purposes.

Any securities issued pursuant to the Offering are subject to a hold period under applicable Canadian securities laws, which will expire four months plus one day from the date of closing of the Offering.

The securities to be issued under the Offering have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the U.S. Securities Act.

5.2 Disclosure of Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not Applicable.

Item 8.	Executive Officer

For further information, please contact Michael J. Curlook, VP Investor Relations and Communications, at 604-630-1399.

Item 9.	Date of Report

This material change report is dated December 8, 2017.

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